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                                              Filed Pursuant to Rule 424(b)(3)
                                              Registration File No.: 333-21737


SUPPLEMENT NO. 1 TO OFFER TO EXCHANGE
DATED FEBRUARY 13, 1997


                                WAXMAN USA INC.



                                                                March 11, 1997

To Holders of Waxman USA Inc.'s Series A
11 1/8% Senior Notes due 2001

         On February 13, 1997, Waxman USA Inc. (the "Company") commenced an offer to exchange for $4,830,000 aggregate principal amount of Waxman USA Inc.'s Series A 11 1/8% Senior Notes Due 2001, $4,830,000 aggregate principal amount of the Company's Series B 11 1/8% Senior Notes Due 2001 (the "Senior Notes"), subject to the terms and conditions set forth in the Offer to Exchange ("Offer to Exchange") dated February 13, 1997 and related Letter of Transmittal and instructions thereto. Capitalized terms used but not defined herein shall have the meanings assigned thereto in such Offer to Exchange.

         On February 27,1997, Barnett Inc. ("Barnett") filed a Registration Statement (the "Barnett Registration Statement") with the Securities and Exchange Commission with respect to the offer and sale of approximately 2,000,000 shares (2,150,000 shares if the underwriters' over-allotment option is exercised in full) of Barnett's common stock, of which approximately 500,000 shares are to be sold by Barnett and 1,500,000 shares and any shares to be sold as a result of the underwriters' exercise of an over-allotment option, are to be sold by the Company (the "Offering"). The Company owns approximately 49.9% of voting capital stock of Barnett and, together with convertible non-voting preferred stock of Barnett owned by the Company, approximately 54% of the capital stock of Barnett.

         As set forth in the Barnett Registration Statement, the net proceeds to be received by the Company from the Offering, after deducting the estimated underwriting discounts and expenses of the Offering payable by the Company, are estimated to be approximately $36.1 million ($39.7 million if the underwriters' over-allotment option is exercised in full), assuming a public offering price of $26.00 per share. The Company intends to use all or a substantial portion of the net proceeds received by it to repay indebtedness including the (i) repayment of a portion of the outstanding principal amount of the Senior Notes (including accrued interest and redemption premiums) and/or (ii) repayment of a portion of Waxman Industries, Inc.'s 12 3/4%
Senior Secured Deferred Coupon Notes due June 1, 1999. Any proceeds not used to repay the foregoing debt will be reinvested in the Company's businesses.

         As set forth in the Barnett Registration Statement, the net proceeds to be received by Barnett from the Offering, after deducting the estimated underwriting discounts and expenses of the Offering payable by Barnett, are approximately $12.0 million, assuming an offering price of $25.50 per share. Barnett intends to use all of the net proceeds to be received by it in the Offering for the (i) repayment of the outstanding borrowings ($2.6 million at February 20, 1997) under Barnett's revolving credit facility; and/or (ii) general corporate purposes, which may include the acquisition and/or development of product categories complementary to Barnett's existing product offerings and the expansion and/or relocation of Barnett's telesales facilities.

         Upon the completion of the Offering, the Company will beneficially own approximately 43.1% of the outstanding shares of Barnett's common stock, assuming the conversion of all of Barnett's Series A Non-Voting Convertible Preferred Stock owned by the Company.

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         There can be no assurance that any of the shares of Barnett common stock will be sold in the Offering or that the terms of the Offering will not change.

         A registration statement relating to the Offering of Barnett's Common Stock has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Supplement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

         We again urge you to read carefully the Offer to Exchange and the other enclosed materials relating to the Exchange Offer. If you require assistance, you should consult your financial, tax or other professional advisors. Holders who wish to participate in the Exchange Offer are asked to respond promptly by completing and returning the Letter of Transmittal, and all other required documentation, to The Huntington National Bank, 917 Euclid Avenue, Cleveland, Ohio 44115, Attention: Corporate Trust, the Depositary for the Exchange Offer. If you have any questions regarding the terms of the Exchange Offer, please call Mark Wester, Vice-President-Finance of the Company at (216) 439-1830 or Scott M. Zimmerman, Esq. of Shereff, Friedman, Hoffman & Goodman, LLP, counsel to the Company, at (212) 758-9500. In addition, The Huntington National Bank is acting as Depositary for the Exchange Offer and can be reached at (216) 515-6662.

         Thank you for your time and effort in reviewing this Supplement No. 1.

                                                      WAXMAN USA INC.

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